

March 1, 2010

via U.S. mail and facsimile

Mr. Michael J. Gordon, Director and Chief Financial Officer
BlastGard International, Inc.
2451 McMullen Booth Road, Suite 242
Clearwater, FL 33759-1362

>   **RE: BlastGard International, Inc.**
>   **Form 8-K/A Item 4.01**
>   **Filed February 26, 2010**
>   **File No. 333-47294**

Dear Mr. Gordon:

        We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

1. We note the date of the Exhibit 16.1 letter is February 9, 2010, which is unchanged from the initial filing. As previously requested, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K. The language included in such letter should refer to the revised filing and filing date.

2. Also as previously requested in our letter dated February 17, 2010, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    ·   staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
    ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    This statement may be provided to us in a response letter filed as correspondence on EDGAR.

* * * *

   Please furnish your supplemental response via EDGAR in response to these comments within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3743.

          Sincerely,

          Jenn Do
          Staff Accountant